ORRICK, HERRINGTON & SUTCLIFFE LLP

THE ORRICK BUILDING

405 HOWARD STREET

SAN FRANCISCO, CALIFORNIA
94105-2669

tel +1-415-773-5700

fax +1-415-773-5759

www.orrick.com

Brett Cooper

415-773-5918

bcooper@orrick.com

June 22, 2015

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Central Garden & Pet Company (and other noted additional registrants)
Registration Statement on Form S-3
Filed June 11, 2015, as amended
File No. 333-204881

Dear Ms. Ransom:

On behalf of Central Garden & Pet Company and the additional registrant guarantors noted in the Registration Statement, we are responding to your comment letter dated June 22, 2015. For ease of reference, we have included your comment and the company’s response.

Exhibit 5.1

1.	Comment: With respect to the 2,866,073 shares of Class A common stock and 1,395,704 shares of common stock that are currently outstanding and being registered, please revise to also have counsel opine that these shares are currently outstanding and fully paid. Please see section II.B.2.h of Staff Legal Bulletin No. 19.

Response: We have filed a revised opinion to address the comment.

Mara L. Ransom

June 22, 2015

If you have any questions, please contact me at 415-773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	John R. Ranelli – Chief Executive Officer
John F. Seegal